SFO84, Inc. F.K.A MisterBnB, Inc. and Pinklab 360

Combined Financial Statements

December 31, 2017 and 2016



4401 Dominion Boulevard
Glen Allen, Virginia 23060
Tel: 804.747.0000
www.keitercpa.com

SFO84, INC. F.K.A MISTERBNB, INC. AND PINKLAB 360

Table of Contents



REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders
SFO84, Inc. F.K.A MisterBnB, Inc. and Pinklab 360
San Francisco, California

We have reviewed the accompanying combined financial statements of SFO84, Inc. F.K.A MisterBnB, Inc. and Pinklab 360 (the "Companies"), which comprise the combined balance sheets as of December 31, 2017 and 2016, and the related combined statements of operations, changes in stockholders' equity (deficit), and cash flows for the years then ended and the related notes to the combined financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the Companies' management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the combined financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Combined Financial Statements

Management is responsible for the preparation and fair presentation of the combined financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the combined financial statements for them to be in accordance with accounting principles generally accepted in the United States. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying combined financial statements in order for them to be in accordance with accounting principles generally accepted in the United States.

Keiter

February 21, 2019
Glen Allen, Virginia

Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

Combined Balance Sheets
December 31, 2017 and 2016

Assets	2017	2016
Current assets:		
Cash and cash equivalents	$ 5,739,572	$ 904,883
Accounts receivable	91,428	112,455
Other receivables	56,163	49,964
Prepaid expenses	23,696	21,794
Security deposits	1,144,062	1,157,217
Other current assets	685	-
Total current assets	7,055,606	2,246,313
Property and equipment, net	15,882	8,068
Intangible assets, net	661,705	343,249
Due from related party	27,319	27,316
	$ 7,760,512	$ 2,624,946

See report of independent accountants and accompanying notes to combined financial statements.

Combined Balance Sheets, Continued
December 31, 2017 and 2016

Liabilities and Stockholders' Equity (Deficit)	2017	2016
Current liabilities:		
Accounts payable	$ 109,705	$ 49,757
Accrued expenses	274,192	187,854
Deferred revenue	661,634	125,002
Total current liabilities	1,045,531	362,613
Long-term liabilities:		
Convertible notes	-	839,500
Total liabilities	1,045,531	1,202,113
Stockholders' equity (deficit):		
Preferred stock at $0.001 par value; authorized 17,166,191 shares, 16,223,582 issued and outstanding in 2017; 6,831,760 issued and outstanding in 2016; liquidation preferences of 1 to 1 over common stock	11,953,763	3,553,788
Class A common stock at $0.001 par value; authorized 7,500,000 shares, 6,962,950 issued and outstanding in 2017; 7,135,571 issued and outstanding in 2016	6,963	7,136
Class B common stock at $0.001 par value; authorized 30,000,000 shares, 2,038,386 issued and outstanding in 2017; 862,275 issued and outstanding in 2016	2,039	862
Additional paid-in capital	1,138,666	912,195
Accumulated deficit	(6,139,869)	(3,013,467)
Accumulated other comprehensive loss	(246,581)	(37,681)
Total stockholders' equity	6,714,981	1,422,833
	$ 7,760,512	$ 2,624,946

See report of independent accountants and accompanying notes to combined financial statements.

SFO84, INC. F.K.A MISTERBNB, INC. AND PINKLAB 360

Combined Statements of Operations
Years Ended December 31, 2017 and 2016

	2017	2016
Revenues:		
Host and guest commission	$ 1,833,909	$ 1,126,358
Advertising	198,666	305,598
Total revenues	2,032,575	1,431,956
Cost of revenues:		
Transactional processing fees	193,384	148,699
Hosting insurance	71,461	60,028
Host and guest communications services	50,716	27,774
Total cost of revenues	315,561	236,501
Gross profit	1,717,014	1,195,455
Operating expenses:		
Personnel expenses	1,747,585	943,034
General and administrative	757,039	411,862
Sales and marketing	1,743,143	701,618
Depreciation and amortization	137,608	40,896
Stock compensation expense	61,493	10,669
Total operating expenses	4,446,868	2,108,079
Loss from operations	(2,729,854)	(912,624)
Other income (expense):		
Other expense	(419,598)	(79,621)
Foreign exchange adjustment	36,338	120,392
Taxes	(13,288)	(10,269)
Total other (expense) income	(396,548)	30,502
Net loss	(3,126,402)	(882,122)
Other comprehensive loss:		
Unrealized loss on currency translation	(208,900)	(35,250)
Total comprehensive loss	$ (3,335,302)	$ (917,372)

See report of independent accountants and accompanying notes to combined financial statements.

Combined Statements of Changes in Stockholders' Equity (Deficit)
Years Ended December 31, 2017 and 2016

	Preferred Stock	Class A Common Stock	Class B Common Stock	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (loss)	Total Stockholders' Equity (Deficit)
Balance January 1, 2016	$ 3,553,788	$ 7,136	$ 29	$ 772,587	$ (2,131,345)	$ (2,431)	$ 2,199,763
Stock options exercised	-	-	833	128,940	-	-	129,773
Stock compensation expense	-	-	-	10,669	-	-	10,669
Comprehensive loss:							
Net loss	-	-	-	-	(882,122)	-	(882,122)
Other comprehensive loss:							
Unrealized loss on currency translation	-	-	-	-	-	(35,250)	(35,250)
Balance December 31, 2016	3,553,788	7,136	862	912,195	(3,013,467)	(37,681)	1,422,833
Issuance of additional shares, net of issuance costs	7,260,843	-	-	-	-	-	7,260,843
Note conversion	1,139,500	-	-	-	-	-	1,139,500
Cancelation of shares	(368)	(173)	-	173	-	-	(368)
Stock options exercised	-	-	1,177	164,804	-	-	165,981
Stock compensation expense	-	-	-	61,493	-	-	61,493
Comprehensive loss:							
Net loss	-	-	-	-	(3,126,402)	-	(3,126,402)
Other comprehensive loss:							
Unrealized loss on currency translation	-	-	-	-	-	(208,900)	(208,900)
Balance December 31, 2017	$ 11,953,763	$ 6,963	$ 2,039	$ 1,138,666	$ (6,139,869)	$ (246,581)	$ 6,714,981

See report of independent accountants and accompanying notes to combined financial statements.

SFO84, INC. F.K.A MISTERBNB, INC. AND PINKLAB 360

Combined Statements of Cash Flows
Years Ended December 31, 2017 and 2016

	2017	2016
Cash flows from operating activities:		
Net loss	$ (3,126,402)	$ (882,122)
Adjustments to reconcile net loss to net cash from operating activities:		
Depreciation and amortization	137,608	40,896
Stock compensation expense	61,493	10,669
Unrealized loss on currency translation	(208,900)	(35,250)
Changes in operating assets and liabilities:		
Accounts receivable	21,027	(112,455)
Other receivables	(6,199)	(49,964)
Prepaid expenses	(1,902)	(21,454)
Security deposits	13,155	(808,317)
Other current assets	(685)	-
Due from related party	(3)	10,830
Accounts payable	59,948	49,757
Accrued expenses	86,338	183,827
Deferred revenue	536,632	(37,170)
Net cash used in operating activities	(2,427,890)	(1,650,752)
Cash flows from investing activities:		
Purchases of property and equipment	(14,984)	(5,067)
Acquisition of intangible assets	(448,894)	(243,310)
Net cash used in investing activities	(463,878)	(248,376)
Cash flows from financing activities:		
Issuance of common stock	165,981	129,773
Net issuance of preferred stock	7,260,475	-
Proceeds from issuance of convertible debt	300,000	839,500
Net cash provided by financing activities	7,726,457	969,273
Net change in cash	4,834,689	(929,856)
Cash and cash equivalents, beginning of year	904,883	1,834,739
Cash and cash equivalents, end of year	$ 5,739,572	$ 904,883
Non-cash transactions:		
Issuance of preferred stock for conversion of notes	$ (1,139,500)	$ -

See report of independent accountants and accompanying notes to combined financial statements.

1.   **Summary of Significant Accounting Policies:**

Nature of Business: The combined financial statements have been prepared to present the financial position and results of operations of the following related entities:

MisterBnB, Inc. was incorporated on March 25, 2014 in the state of Delaware and operates a travel and social networking platform that provides rented lodging and accommodations between individuals dedicated to the gay and gay-friendly community within the United States. On May 13, 2016, a certificate of amendment was filed to change the name to SFO84, Inc.

Pinklab 360 was incorporated on November 9, 2015 in France and operates a travel and social networking platform that provides rented lodging and accommodations between individuals dedicated to the gay and gay-friendly community internationally, outside of the United States.

Management's Plans: The Companies' strategic plan for 2018 is focused on working towards profitability. This objective will be achieved principally by increasing technology staffing in order to develop better connections with property management systems and to optimize product conversions. The Companies will also focus on increasing the database of hosts through continued marketing campaigns. The Companies believe the combination of their strategic plan and the access to additional financing through crowdfunding, will enable the Company to continue as a going concern for a reasonable period of time.

Principles of Combination and Basis of Accounting: The combined financial statements include the accounts of SFO84, Inc. and Pinklab 360 (collectively, the "Companies"), which are both majority owned by the Mister B&B Group. The accompanying combined financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). All significant intercompany balances and transactions have been eliminated in the accompanying combined financial statements. The combined financial statements do not include the parent Mister B&B Group.

Use of Estimates: The preparation of combined financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenues and expenses during the periods reported. Actual results could differ from those estimates.

Risks and Uncertainties: Financial instruments which potentially subject the Companies to concentrations of credit risk consist primarily of cash and cash equivalents. The Companies maintain their cash in several financial institutions with balances that periodically exceed federally insured limits.

1. **Summary of Significant Accounting Policies, Continued:**

Cash and Cash Equivalents: The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Accounts Receivable: Accounts receivable is stated at the amount the Companies expect to collect from balances outstanding at year-end. The Companies use the allowance method under generally accepted accounting principles for recording bad debts. As of December 31, 2017 and 2016, management did not deem an allowance for uncollectable accounts to be necessary.

Property and Equipment: Property and equipment are stated at cost. Major repairs and betterments are capitalized and normal maintenance and repairs are charged to expense as incurred. Depreciation of property and equipment is computed using the straight-line method based upon the estimated useful lives of related assets, which range from three to five years. Upon retirement or sale of an asset, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

Intangible Assets: Intangible assets consists of software development costs and a trade name. Research and development costs for software are charged to expense as incurred. However, the costs incurred for the development of software that will be sold, leased, or otherwise marketed are capitalized when technological feasibility has been established. These capitalized costs are subject to an ongoing assessment of recoverability based on anticipated future revenues and changes in hardware and software technologies.

Amortization of capitalized software development costs begins when the product is available for general release to customers. Amortization is computed on the straight-line method over the estimated economic life of the product. Unamortized capitalized software development costs determined to be in excess of net realizable value of the product are expensed immediately.

The Companies capitalized product development costs of $401,995 during 2017 and $243,310 during 2016. The Companies expensed research and development costs of $11,005 during 2017 and $19 during 2016.

The trade name is considered to be an indefinite-lived intangible asset and not subject to amortization, however, the Companies perform an annual evaluation or more frequently if circumstances indicate that the asset may be impaired, to ascertain whether there has been an impairment. No impairment occurred in either 2017 or 2016.

Foreign Currency Translation: Pinklab 360 uses the Euro for its functional currency. Using historical and year-end exchange rates, Pinklab 360 converts its balances to U.S. Dollars and the differences are recognized as unrealized currency translation gains or losses.

1.   **Summary of Significant Accounting Policies, Continued:**

Revenue Recognition: The Companies recognize host commissions after the check-in of guests and recognize guest commissions at the time of booking. The Companies recognize advertising revenue as the services are provided.

Stock-Based Compensation: The Companies follow FASB guidance, related to share-based payments, which requires that share-based compensation transactions be accounted for using a fair-value based method and recognized as expense in the combined statements of operations. Stock-based compensation is recognized and amortized to compensation expense over the applicable requisite service or vesting period.

Income Taxes: The Companies' deferred income taxes are provided on temporary differences between financial statement and income tax reporting. Temporary differences are differences between the amounts of assets and liabilities reported for financial statement purposes and their tax basis. Deferred tax assets are recognized for temporary differences that will be deductible in future years' tax returns and for operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized. Deferred tax liabilities are recognized for temporary differences that will be taxable in future years' tax returns.

Management has evaluated the effect of guidance surrounding uncertain income tax positions and concluded that the Companies have no significant combined financial statement exposure to uncertain income tax positions at December 31, 2017 and 2016. The Companies are not currently under audit by any tax jurisdiction.

Advertising Expenses: Advertising costs are expensed as incurred and are included in sales and marketing expenses in the accompanying combined statements of operations. Advertising costs were $1,308,331 for 2017 and $525,183 for 2016.

Recent Accounting Pronouncements: FASB issued new guidance over revenue recognition which eliminates all transaction and industry-specific accounting principles and replaces them with a unified, five step approach. The new standard will be effective for periods beginning after December 15, 2018, and will permit the use of either the retrospective reporting for previous periods or the cumulative effect transition method. The Companies are currently evaluating the reporting and economic implications of the new standard.

Subsequent Events: Management has evaluated subsequent events through February 21, 2019, the date the financial statements were available to be issued and has determined there are no subsequent events to be reported in the accompanying combined financial statements.

2. **Property and Equipment:**

Property and equipment consisted of the following at December 31:

	2017	2016
Furniture and equipment	$ 16,015	$ 12,744
Computers and hardware	13,079	906
	29,094	13,650
Less: Accumulated depreciation	(13,212)	(5,582)
	$ 15,882	$ 8,068

Depreciation expense was $7,170 for 2017 and $4,451 for 2016.

3. **Intangible Assets:**

Intangible assets consisted of the following at December 31, 2017:

	Original Cost	Accumulated Amortization	Net Carrying Amount
Trade name	$ 183,283	$ -	$ 183,283
Software development costs	645,305	166,883	478,422
	$ 828,588	$ 166,883	$ 661,705

Intangible assets consisted of the following at December 31, 2016:

	Original Cost	Accumulated Amortization	Amortized Cost
Trade name	$ 136,384	$ -	$ 136,384
Software development costs	243,310	36,445	206,865
	$ 379,694	$ 36,445	$ 343,249

Amortization expense for intangible assets amounted to $130,438 for 2017 and $36,445 for 2016.

4. Convertible Notes:

SFO84, Inc. had various Simple Agreement for Future Equities ("SAFEs") outstanding at December 31, 2016 with a total principal amount of $839,500. The SAFEs do not bear interest and have valuation caps of $20,000,000. In 2017 an additional $300,000 in SAFEs were issued and in May 2017, the SAFEs in the principal amount of $1,139,500 automatically converted into 1,129,217 shares of preferred stock.

5. Stockholders' Equity (Deficit):

Pursuant to its articles of incorporation, SFO84, Inc. is authorized to issue up to 7,500,000 shares of class A common stock at $0.001 par value per share as of December 31, 2017 and 2016. SFO84, Inc. has issued and outstanding 6,962,950 shares of class A common stock at December 31, 2017 and 7,135,571 shares of class A common stock at December 31, 2016. The holder of each share of class A common stock is entitled to one vote.

Pursuant to its articles of incorporation, SFO84, Inc. is authorized to issue up to 30,000,000 shares of class B common stock at $0.001 par value per share as of December 31, 2017 and 2016. SFO84 Inc. has issued and outstanding 2,038,386 shares of class B common stock at December 31, 2017 and 862,275 shares of class B common stock at December 31, 2016. The holder of each share of class B common stock is entitled to one vote.

SFO84, Inc. is authorized to issue up to 17,166,191 shares of preferred stock at $0.001 par value per share as of December 31, 2017 and 2016. SFO84, Inc. had issued and outstanding 16,223,582 shares of preferred stock at December 31, 2017 and 6,831,760 shares of preferred stock at December 31, 2016. The preferred stock has noncumulative dividend preference in the amount of 8% of the original issue price per share and liquidation preference over common stock.   The preferred stock is automatically convertible to common B stock at a ratio of 1:1 upon either the occurrence of an initial public offering or upon majority approval of the preferred shareholders. The preferred stock is nonredeemable and has voting rights equal to the number of whole shares of class B common stock into which the preferred stock could be converted into.

During 2017, SFO84, Inc. issued 6,498,975 shares of preferred stock for consideration totaling $7,286,653 and SAFEs were converted into 1,129,217 shares of preferred stock.

6. Equity Incentive Plan:

During 2017 and 2016, the Companies granted options to certain employees and non-employees pursuant to the terms of the 2015 Equity Incentive Plan. The maximum number of shares available to be granted under this plan is 4,380,000 shares. As of December 31, 2017 and 2016, there were 2,883,785 shares and 2,627,021 shares available for future issuance, respectively. Options become vested over various terms ranging from vesting ratably over a three year vesting term, to being 100% vested upon the grant date, to being 100% vested upon certain equity raise thresholds.

6.   Equity Incentive Plan, Continued:

The Companies follow FASB guidance, related to share-based payments, which requires that share-based compensation transactions be accounted for using a fair-value-based method and recognized as expenses in the combined statements of operations. The Companies use the Black-Scholes pricing model to value options.

A summary of the Companies stock options exercisable at December 31, 2017 and 2016 and changes during the years then ended, is presented below:

	Number of Options Outstanding	Weighted Average Exercise Price
Balance, January 1, 2016	698,072	$ 0.16
Issued	1,489,498	0.18
Forfeited	(89,192)	0.14
Exercised	(833,075)	0.16
Balance, December 31, 2016	1,265,303	0.17
Issued	1,537,207	0.21
Exercised	(1,176,111)	0.14
Balance, December 31, 2017	1,626,399	$ 0.21

The following table summarizes additional information about stock options outstanding and exercisable at December 31, 2017:

Range of Exercise Prices	Stock Options Outstanding	Stock Options Exercisable	Weighted Average Life (in Years)
$ 0.14 - 0.26	1,626,399	437,101	2.19

The following table summarizes additional information about stock options outstanding and exercisable at December 31, 2016:

Exercise Price	Stock Options Outstanding	Stock Options Exercisable	Weighted Average Life (in Years)
$ 0.14	1,265,303	95,735	0.8

6.   Equity Incentive Plan, Continued:

The fair value of each option was estimated as of the grant date using the Black-Scholes pricing model. The assumptions used in calculating the estimated fair values of stock options granted during 2017 and 2016 are as provided below:

Stock price	$ 0.14 - 0.26
Expected life of options (in years)	1.5 yrs
Exercise price	$ 0.14 - 0.26
Expected stock price volatility	60%
Discount rate - bond equivalent yield	0.23 - 1.22%

The Companies recognized stock compensation expense of $61,493 in 2017 and $10,669 in 2016. Unrecognized compensation expense totaling $89,706 is expected to be recognized through 2020.

7.   Income Taxes:

The Companies have U.S. and state net operating loss carry forwards of approximately $6,140,000 at December 31, 2017, available to offset future taxable income in the U.S. which begin to expire in 2034.

Management believes that a full valuation allowance is appropriate given the current estimates of future taxable income, as well as consideration of available tax planning strategies. The ultimate realization of the net deferred tax asset is dependent upon the generation of future taxable income during periods in which temporary differences become deductible.

8.   Related Party Transactions:

The Companies have amounts due from related parties amounting to $27,319 as of December 31, 2017 and $27,316 as of December 31, 2016.   There are no terms of agreement for the balance concerning timing of repayment or interest rate to be applied. As no repayments have occurred or are planned to occur during 2018, the amount due to the Companies is reported as noncurrent on the accompanying combined balance sheets.

9.   Commitments and Contingencies:

From time to time, the Companies may be involved in claims and legal actions arising in the ordinary course of business. The Companies are not presently involved in any legal proceedings which management expects individually or in the aggregate to have a material adverse effect on its combined financial condition or results of operations or cash flows.